Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1992/005642/06)

Share Code: RNG (suspended) ISIN: ZAE000008819

ADR Ticker Symbol: RANGY

(“Randgold” or “the Company”)

NOTICE IS HEREBY GIVEN THAT the General Meeting of the Company scheduled for Tuesday, 15 November 2005, at 10h00 for the purposes and circumstances set out below is hereby postponed until further notice.

The meeting was to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg. The matters to be considered at the meeting were the circumstances and events, insofar as they are currently ascertainable, which gave rise to:

1.	the suspension of the listing of the Company’s ordinary shares on the JSE Limited;
2.	the delisting of the Company’s securities on The Nasdaq National Market;
3.	the restructuring of the board of the Company; and
4.	the resignation of Messrs Charles Orbach & Co. as the auditors of the Company.

The reason for the postponement is that the previously announced forensic audit and internal investigation of the Company and its financial statements is ongoing. The forensic audit and internal investigation are in regard to, amongst other things, those issues specifically earmarked for discussion at the General Meeting. Until this process is complete, the Board believes any such discussion would be premature and not in the best interest of shareholders and could possibly undermine the results of the forensic audit and internal investigation. It is currently anticipated the forensic audit and internal investigation will be completed by end of 2005, after which KPMG will recommence the audit of the financial statements, which will then be published as soon as possible thereafter. There can be no assurance that the results of the forensic audit and internal investigation will not impact the Company’s previously issued financial statements and earnings releases or what any impact will be until the forensic audit and internal investigation are completed. As a result, investors are cautioned to not rely on those prior year financial statements and earnings releases until the forensic audit and internal investigation are completed and the Company has published its audited financial statements for the year ended December 31, 2004.

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements in this announcement, as well as oral statements that may be made by the Company’s officers, directors or employees acting on its behalf related to such information, contain “forward-looking statements” regarding the Company’s financial reporting, business, operations, economic performance, financial condition and trading markets within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are “forward-looking statements.” This includes, without limitation, those statements concerning the Company’s ability to complete its forensic audit and audited financial statements for the year ended December 31, 2004, the time period for completing its audit and forensic audit and any impact to the Company’s previously released financial statements and preliminary results and its investments, including with respect to RRL, to be reflected in the audited financial statements resulting from the forensic audit and audit. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, these include the ability of the Company, its forensic auditors and its auditors to complete the forensic audit and audit and the outcome of such forensic audit and the audit of the Company’s annual financial statements as of and for the year ended December 31, 2004, the willingness and ability of the Company’s forensic auditors and auditors to issue any opinions, the ability of the Company to implement improved systems to correct its late reporting, JSE Limited’s willingness to lift its suspension of the trading of the Company’s securities on that exchange, the ability to obtain the necessary information with respect to its investments, subsidiaries and associated entities, changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in

Item 3 of the Company’s most recent annual report on Form 20-F filed with the SEC and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any changes in expectations, or any change in events or circumstances on which those statements are based, unless otherwise required by law.

Johannesburg

31 October 2005

Sponsor

Sasfin Corporate Finance

(A division of Sasfin Bank Limited)